John P. Yung 2020 West El Camino Avenue, Suite 700 Sacramento, California 95833 John.Yung@lewisbrisbois.com Direct: 916.646.8288

February 14, 2023

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street NE Washington, DC 20549
Re:	Baiya International Group Inc.

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted December 28, 2022

CIK No. 0001944712

Dear Sir/Madam:

On behalf of Baiya International Group Inc. (the “Company”), we are responding to the Staff’s comment letter dated January 24, 2023, related to the above referenced Amendment No. 1 to Draft Registration Statement on Form F-1. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised DRS”) and certain exhibits via EDGAR to the Securities and Exchange Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised DRS to update the executive compensation disclosure required by Item 402 of Regulation S-K for the last completed fiscal year and other information.

Draft Registration Statement Amendment submitted December 28, 2022

Use of Proceeds, page 69

1.	We note your disclosure that you plan “to utilize 40% of the remaining offering proceeds to pursue suitable opportunities for business growth and expansion within the industry.” If this includes pursuing acquisition opportunities, expand your disclosure to fully discuss your acquisition strategy, including the factors that you will consider in deciding whether or not to acquire a business. Please also revise to indicate any acquisition that are currently under consideration and describe them or, if none are currently under consideration, please state this.

Response: In response to the Staff’s comment, the Company has revised the Use of Proceeds” on page 69 in the Revised DRS to remove reference to “to utilize 40% of the remaining offering proceeds to pursue suitable opportunities for business growth and expansion within the industry” and increased the general corporate purposes from 20% to 60%. The Company has also added the following disclosure to the end of the last bullet:

ARIZONA ● CALIFORNIA ● COLORADO ● CONNECTICUT ● DELAWARE ● FLORIDA ● GEORGIA ● ILLINOIS ● INDIANA ● KANSAS ● KENTUCKY ● LOUISIANA
MARYLAND ● MASSACHUSETTS ● MINNESOTA ● MISSISSIPPI ● MISSOURI ● NEVADA ● NEW JERSEY ● NEW MEXICO ● NEW YORK ● NORTH CAROLINA
OHIO ● OREGON ● PENNSYLVANIA ● RHODE ISLAND ● TENNESSEE ● TEXAS ● UTAH ● VIRGINIA ● WASHINGTON ● WASHINGTON D.C. ● WEST VIRGINIA

February 14, 2023

“We expect these general corporate purposes to include funding working capital, operating expenses and the selective pursuit of business development opportunities, including to expand our current business through acquisitions of, or investments in, other businesses, products or technologies. At this time, we have not specifically identified a material single use for which we intend to use the net proceeds, and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us.”

Capitalization, page 71

2.	The second bullet on page 71 portrays the 10,000,000 Ordinary Shares after giving effect to the issuance of an additional 9,900,000 Ordinary Shares, approved by the board of director of Baiya on December 15,2022, at $0.0001 par value, on a pro forma basis. However, the financial statements in the filing present the 10,000,000 shares retrospectively on an actual basis. Please revise or advise. Additionally, the last paragraph on page 71 refers to “pro forma as adjusted” information, but there is no column that corresponds to this designation. Please revise as appropriate or advise

Response: In response to the Staff’s comment, the Company has revised page 71 in the Revised DRS to delete the second bullet and the “pro forma” reference.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of
Operations, page 77

3.	In several places, you cite the impact of increased labor costs on your results. Please discuss the reason for the increased labor costs, and your expectations of this trend increasing and the impact on your future results. Refer to Item 5.D of Form 20-F.

Response: In response to the Staff’s comment, the Company has added the following disclosure regarding labor costs to the “Management’s Discussion and Analysis of Financial Condition and Result of Operations” on page 76 in the Revised DRS:

“Labor Costs

Our results of operations are affected by the labor cost in China which historically has been trending higher due to increased household spending, and declining labor supply in China in recent years due to an aging population and declining birth rates. COVID-19 has also contributed to this decline in China’s labor supply over the last three years as China imposed lockdowns and travel restricted policies to contain COVID-19. In addition, under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. If a company fails to make adequate social insurance and housing fund contributions, the company may be required to make up the shortfall, pay the late fee and even subject to fines and legal sanctions. We believe these trends will very likely continue through 2023 and the following years.

LEWIS BRISBOIS BISGAARD & SMITH LLP
www.lewisbrisbois.com

February 14, 2023

The following Tables shows data of declining labor supply since 2015 in China:

Year	The number of the working-age population (aged 16-59)	The proportion of the working-age population in total population
2015	91,096,000	66.30%
2016	90,747,000	65.60%
2017	90,199,000	64.90%
2018	89,729,000	64.30%
2019	89,640,000	64.00%
2020	89,436,000	63.35%
2021	88,222,000	62.50%
2022	87,556,000	62.00%

Source: National Bureau of Statistics of China

As a result of these factors, we believe that labor costs in China will steadily increase in 2023 and will very likely continue to increase over the following years. To address labor cost challenges, we plan to take several actions to mitigate these changes, such as: improving employee loyalty to reduce recruiting cost, getting more practical training for our employees to improve productivity, and relocating some of the operational functions to lower cost area.”

Licenses and Permits, page 117

4.	We note your revised disclosure in response to comment 12. In the second paragraph of this section, you disclose that “Our PRC legal counsel, Jingtian & Gongcheng, has advised that as of the date of this prospectus, except for the foregoing, we have obtained all requisite licenses, permits, approvals and certificates from the relevant government authorities that are material for our, the VIE’s and the PRC operating entities’ business operations in the PRC [emphasis added].” Please remove the materiality qualifier from this disclosure.

Response: In response to the Staff’s comment, the Company has revised page 118 in the Revised DRS to remove the materiality qualifier from the disclosure.

LEWIS BRISBOIS BISGAARD & SMITH LLP
www.lewisbrisbois.com

February 14, 2023

Notes to the Consolidated Financial Statements

2. Significant Accounting Policies and Estimates

Revenue Recognition, page F-18

5.	We note your response to comment 13 and reissue comment in part. Please further explain the arrangement you have with the 3rd party labor companies. Discuss whether you have any obligation to the 3rd party labor companies if the labor candidates provided were not selected by any of your customers. Also discuss if the labor is selected but needs vocation training, do the 3rd party labor companies have any obligation to provide any services.

Response: The Company has revised the disclosures in Note 2 to Consolidated Financial Statements on pages F-19 and F-20, as well as the disclosures in Note 2 to Unaudited Condensed Consolidated Financial Statements on pages F-49 and F-50 to further clarify that if the labor candidates provided by the contracted third-party labor companies are not selected by any of the customers, Gongwuyuan does not have any obligation to pay the third-party labor companies for the non-selected labor candidates. In addition, the Company has revised the disclosures to clarify that, the third-party labor companies do not have any obligation to provide the vocation training services for employing companies. Instead, Gongwuyuan is responsible for briefing the workers for the employing companies’ culture, rules and regulations, worker’s job responsibilities, code of conduct, and provides short term vocation training if needed.

LEWIS BRISBOIS BISGAARD & SMITH LLP
www.lewisbrisbois.com

February 14, 2023

Please contact me at 916-646-8288, or my partner, Daniel B. Eng, at 415-262-8508, with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ John P. Yung
John P. Yung of
LEWIS BRISBOIS BISGAARD & SMITH llp

cc:	Weilai Zhang, Chairman of Baiya International Group Inc.

Siyu Yang, CEO of Baiya International Group Inc.

Dian Zhang, CFO of Baiya International Group Inc.

Fang Liu, Partner, VCL Law LLP

LEWIS BRISBOIS BISGAARD & SMITH LLP
www.lewisbrisbois.com